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EXHIBIT 4.28


                            [SSP Letterhead]

June 8, 2004


Albert Alderete
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706


RE:     Reduction of Warrant Exercise Price

Dear Mr. Alderete:

Provided you exercise and fund the exercise prior to June 21, 2004, SSP Solutions, Inc. will reduce the exercise price of your warrant for the purchase of 150,000 common shares from $1.30 to $1.00 per share.

Should you not exercise and fund prior to June 21,2004, all terms and conditions of your warrant will remain unchanged.

Wiring instructions are as follows:

First Bank & Trust for SSP Solutions, Inc.
First Bank & Trust Costa Mesa, CA USA
ABA # 081009428
FBO SSP Solutions, Inc., Account # 1463064491

We will issue shares against receipt of the wired of funds.


Sincerely yours,

/s/ Thomas E. Schiff

Thomas E. Schiff
Chief Financial Officer